Bridgetown Holdings Ltd

c/o 38/F Champion Tower

3 Garden Road, Central

Hong Kong

VIA EDGAR

August 18, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: William Demarest

Re:	Bridgetown Holdings Ltd
Form 10-K for the Year Ended December 31, 2021
Filed March 28, 2022
File No. 001-39623

Dear Mr. Demarest,

Bridgetown Holdings Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 17, 2022, regarding the Form 10-K for the Year Ended December 31, 2021, submitted to the Commission on March 28, 2022. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2021

General

We note your response that indicates your Sponsor may have substantial ties to non-U.S. persons. Please revise your proposed risk factor disclosure in future filings to include the substance provided in your response letter, so that investors have necessary context to assess the risk you disclose.

The Company respectfully acknowledges the Staff’s comment and will revise its risk factor disclosures in future filings to include the substance provided in the Company’s response letter dated August 12, 2022.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Daniel Wong
Daniel Wong, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP